Exhibit 99.1

Prenetics Rings the Opening Bell and Debuts on Nasdaq

•	Prenetics becomes the first Hong Kong unicorn to list on Nasdaq and its shares began trading on May 18 under ticker “PRE”
•	At Least US$260M of Proceeds from the Business Combination, Cash and Trade Receivables to Support Prenetics Growth
•	Proceeds will allow Prenetics to continue its significant growth trajectory and will be used for strategic acquisitions, R&D, product rollout and geographic expansion into EMEA and Southeast Asia

LONDON and HONG KONG, May 18, 2022 (GLOBE NEWSWIRE) – Prenetics Group Limited ("Prenetics" or the "Company"), a global leader in genomic and diagnostic testing, and Artisan Acquisition Corp. (Nasdaq: ARTAU, "Artisan"), a special purpose acquisition company privately founded by renowned cultural entrepreneur Adrian Cheng, today completed their previously announced business combination. The combined company started trading on Nasdaq on May 18, 2022 under the new ticker symbols "PRE" for Prenetics class A ordinary shares and “PRENW” for Prenetics warrants.

Artisan shareholders approved the business combination at the Extraordinary General Meeting on May 9, 2022. Danny Yeung, Chief Executive Officer and Co-Founder of Prenetics, will continue to lead the combined company. Adrian Cheng, Founder of Artisan, will remain a strategic shareholder and Ben Cheng, CEO of Artisan, is now a board member of Prenetics. The transaction values Prenetics at an enterprise value of US$1.25 billion, making the Company the first Hong Kong unicorn to list on the Nasdaq.

Prenetics Rings the Opening Bell and Debuts on Nasdaq

Adrian Cheng and Danny Yeung ring the Nasdaq Opening Bell

Danny Yeung, Chief Executive Officer and Co-Founder of Prenetics, said, “Today marks an incredible milestone for Prenetics and it would not have been possible without our amazing team. I like to thank Adrian Cheng and the entire Artisan team for their trust and their un-wavering support. While we have accomplished a lot since our founding in 2014, I feel we are only getting started. Our vision is to create a full end to end health ecosystem consisting of prevention, diagnostics and personalized care to millions of people around the World. As a Nasdaq listed company, we can’t be more excited and confident in our future, and believe that shareholders will benefit from our ambition, drive and ability to execute .”

Adrian Cheng, Founder of Artisan, said, “For Prenetics to become the first Hong Kong unicorn to list on the Nasdaq is a significant achievement and I thank everyone involved. It was my core mission to seek out a high growth company with potential to make a meaningful impact on the healthcare industry globally and I’m very pleased it was Prenetics. This is an important milestone not only for Prenetics, but for all next generation entrepreneurs in Hong Kong. Danny has truly built an amazing company and I’m confident in its long-term strategy of creating a full end to end healthcare ecosystem”

The company is going public in the wake of seeing robust momentum across its testing services, making it one of the fastest growing genomic and diagnostic testing companies going public this year. Below are some key highlights:

Strong financial growth with ample cash on balance sheet

•	Prenetics’ FY2021 revenue reached US$275.9 million, up 323% year-on-year, exceeding its previous financial projection of US$205 million for the year
•	Q1 2022 revenue reached a record high of US$92.0 million, an increase of 60.2% y-o-y
•	As of March 31, 2022, the Company had cash and trade receivables of US$93.4 million, consisting of US$34.2 million of cash and US$59.2 million of trade receivables

Sustained growth momentum with global M&A strategy and geographic expansion

•	Advanced M&A discussions with multiple companies in Europe and Southeast Asia in the areas of telehealth and personalized care, which will add additional revenues and new technology
•	Launching new pipeline products into our existing markets and entering into new geographies including Europe and Southeast Asia through organic and inorganic growths

Building the future of healthcare; Prenetics aims to a healthcare ecosystem with strong technological and commercial synergies through its existing and pipeline products

•	Processed and delivered more than 22 million COVID-19 laboratory and rapid at-home tests globally to date, with blue chip clientele of governments and multinational corporates
•	Over 140,000 Circle DNA tests, a clinical-grade consumer testing utilizing whole exome sequencing, have been delivered to over 30 countries to date
•	Circle ColoClear - Non-invasive stool-based FIT-DNA test for colorectal cancer screening. To be launched in the first half of 2022
•	Circle SnapShot - At-home blood test with a user-friendly blood sample collection and result delivery system. To be launched in the first half of 2022

UBS Securities LLC is acting as sole financial advisor and exclusive capital markets advisor to Artisan. Citigroup Global Markets Asia Limited is acting as sole financial advisor to Prenetics.

UBS Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and China International Capital Corporation Hong Kong Securities Limited are serving as placement agents on the PIPE. Skadden, Arps, Slate, Meagher & Flom LLP is serving as international legal counsel, and Mourant is serving as Cayman legal counsel, to Prenetics. Kirkland & Ellis LLP is serving as international legal counsel, and Appleby is serving as Cayman legal counsel, to Artisan. Shearman & Sterling LLP is serving as international legal counsel to the placement agents. KPMG LLP is serving as the auditor to Prenetics.

About Prenetics

Founded in 2014, Prenetics is a major global diagnostics and genetic testing company with the mission to bring health closer to millions of people globally and decentralize healthcare by making the three pillars — Prevention, Diagnostics and Personalized Care — comprehensive and accessible to anyone, at anytime and anywhere. Prenetics is led by visionary entrepreneur, Danny Yeung, with operations across 9 locations, including United Kingdom, Hong Kong, India, South Africa, and Southeast Asia. Prenetics develops consumer genetic testing and early colorectal cancer screening; provides COVID-19 testing, rapid point of care and at-home diagnostic testing and medical genetic testing. To learn more about Prenetics, visit www.prenetics.com.

About Artisan

Artisan is a special purpose acquisition company incorporated in the Cayman Islands for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The company searches globally for a target with operations or prospects focusing on high-growth healthcare, consumer and technology sectors, and companies that it believes can be well-positioned for success in Greater China.

Contacts

Investors:
Sabrina Chan

sabrina.chan@prenetics.com

Media:

Richard Barton +852 9301 2056

Harry Florry +852 9818 2239

Nicolas Mo +852 6019 9877

prenetics-HKG@finsbury.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this press release, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, competitive position, technological and market trends, anticipated benefits of the transaction and expectations related to the terms of the transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this press release, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this press release, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/ prospectus therein, and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form F-4 filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of Artisan, Prenetics and PubCo as of the date of this press release. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/c6b3d61f-3426-48e5-bd90-26eaf66925d1